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                                                                      Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)


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
                                                        December 31,
                                       -----------------------------------------------
                                         2001      2000      1999      1998      1997
                                       -------   -------   -------   -------   -------

Income before income taxes,            $ 111.9   $  99.9   $  80.3   $  71.3   $  58.0
minority interests, equity income
and extraordinary item

Add (deduct) earnings of less than           0         0         0         0         0
50% owned affiliates (net of
distributed earnings) included in
pretax income

Add losses of less than 50% owned            0         0         0         0         0
affiliates included in pretax income

Add fixed charges net of capitalized      69.9      41.8      19.3      15.8      13.5
interest

Add previously capitalized interest        0.1         0         0         0         0
amortized during the period
                                       -------   -------   -------   -------   -------

Earnings                               $ 181.9   $ 141.7   $  99.6   $  87.1   $  71.5

Gross interest expense including       $  80.2   $  52.8   $  26.4   $  17.4   $  13.5
capitalized interest (fixed charges)

Ratio of earnings to fixed charges         2.3       2.7       3.8       5.0       5.3
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